Newport

EXPERIENCE AND SOLUTIONS
TO **MAKE, MANAGE AND MEASURE**

2007
ANNUAL REPORT

I was tremendously honored in September 2007 when the Board of Directors appointed me President and Chief Executive Officer of Newport. Since joining the company in 1996, it has been my pleasure to serve in a variety of management positions at the company, most recently as President and Chief Operating Officer. During my tenure, I have come to appreciate and value our unique position in the photonics marketplace and the outstanding knowledge and expertise of our employees. While I am truly excited to take on the responsibility of leading our company, I fully recognize that Newport is in the midst of a challenging period. Our sales to the Microelectronics market, which typically make up approximately one-third of our total sales, were down $23.4 million, or 16%, in 2007 compared with 2006, due primarily to a down-cycle in capital spending by semiconductor manufacturers. Internally, we experienced several operational execution issues in our Lasers Division, which severely impacted our profitability.



In response, we developed and are implementing a comprehensive plan to improve the division's operations and profitability, including management changes and the installation of improved business processes supported by new software and control systems. While our Lasers Division is now very much headed in the right direction from an operational and business perspective, our financial results will probably not fully reflect the impact of these improvements until the second half of 2008.

These factors contributed to a disappointing financial performance in 2007. Following our record performance in 2006, our sales for 2007 totaled $445.2 million, a decrease of 2.1% compared with the $454.7 million recorded in 2006. While our sales grew in every strategic market we serve other than Microelectronics, these increases were not enough to overcome the cyclical downturn in the semiconductor equipment market. New orders received in the full year of 2007 totaled $469.4 million, approximately equal to the $469.3 million recorded in 2006.

Net income from continuing operations for the full year of 2007 was $43.9 million, or $1.12 per diluted share, an increase of 14.0% compared with the $38.5 million, or $0.91 per diluted share, recorded in the full year of 2006. Income from continuing operations in 2007 included a credit to our tax provision of $19.8 million, or $0.53 per diluted share, resulting from a partial reversal of the valuation allowance recorded against deferred tax assets. The drop in profitability in our Lasers Division, as well as a less favorable product sales mix and the lower-than-expected sales level, combined to reduce our profitability from an operating standpoint compared with 2006.

Progress on Key Initiatives

While our financial performance in 2007 did not meet our expectations, we made excellent progress in a number of important areas during the year:

- We met several key milestones in the implementation of the SAP business system that we initiated in early 2006, which was a significant accomplishment for the organization given our geographic and business model diversity. Having a single database that enables us to speak a common business process language is critical for our company in the long term. We expect to complete installation of SAP at all of our locations worldwide in 2008 and to more fully realize the benefits in 2009 and beyond.

- We launched an initiative to improve our cost position and expand our presence in Asian markets by investing in manufacturing infrastructure in China. We opened our manufacturing site in Wuxi, China, in December 2007. This new facility enhances our local presence in China, which we believe creates a meaningful growth opportunity for Newport. Also, because China is a very cost-effective country for manufacturing, we are in the process of transferring the manufacture of selected products to Wuxi to improve our overall competitiveness and to offset the price pressures on these products. This new manufacturing infrastructure in Asia also will allow us to provide better service and support to our customers in that region through shorter lead times and better responsiveness.

- We implemented a number of improvements to our Web site that have significantly enhanced the customer's experience, and we are already seeing the benefits of this in the form of increased page visits and Web sales.

- Finally, we made great progress in our pursuit of important new applications and technologies, and I will discuss a few of these in more detail below.

Investing in High-Potential Technologies and Markets

We believe that the solar cell manufacturing industry represents a significant growth opportunity for Newport, and we are aggressively implementing a strategy to penetrate this market, including developing new products targeted at key photovoltaic manufacturing applications. We have announced plans to open a photovoltaic applications laboratory and demonstration center in Stahnsdorf, Germany. This applications lab will enable us to assist customers in process development for solar cell scribing, edge deletion, edge isolation and test applications, and will serve as a showcase for our portfolio of capabilities to enhance solar cell manufacturing.

In parallel with the opening of the center in Stahnsdorf, we will introduce a new motion platform designed specifically for photovoltaic manufacturing applications that leverages our proprietary air-bearing technology to provide unparalleled speed and positioning accuracy of thin film solar panels during manufacturing. We believe that this new platform will enable solar cell manufacturers to significantly increase throughput for selected processes while improving yields. Newport's technology will serve as an enabler for the reduction of the manufactured cost of solar cells as a part of the continuing drive by the photovoltaics industry to bring the cost of solar power ever closer to that of electricity generated by fossil fuels.

Fiber laser technology is also a promising area for us, and we have made a significant investment to develop it. We are currently focusing on two product platforms. One of these leverages fiber technology as an amplifier in combination with our proprietary frequency conversion techniques to create a high-power ultraviolet pulsed laser that is ideal for high-precision material processing applications in the Microelectronics and Industrial markets. The other is a highly scalable 100-watt and 200-watt infrared continuous wave laser platform that is well suited for a variety of industrial applications.

Newport's Strategy Is Sound

Despite the challenges of 2007, our fundamental strategy remains sound and continues to resonate with our customers. Newport's mission is to be the world's leading photonics solutions company, with the broadest and deepest capabilities to enable our customers in applications that Make, Manage and Measure Light℠. We will continue to leverage and combine Newport's technologies in a way that provides high-value solutions for our customers' specific application needs. The breadth and depth of our technology portfolio enables us to quickly address high-growth market opportunities, as exemplified by our rapidly expanding presence in the photovoltaics market. As photonics technology becomes an increasingly important enabler for breakthroughs in energy, medicine and manufacturing, Newport will be there providing practical, cost-effective, value-added photonics solutions.

As we enter 2008, we do not expect significant improvement in the macro-economic conditions within the semiconductor capital equipment market. However, Newport is fundamentally healthy and well positioned for a successful year, as we expect to capitalize on the diversity in our end markets to grow our business in spite of the slump in this market segment. Also, as we improve the operational execution within our Lasers Division, we expect to see meaningful improvement in our profit performance in 2008.

In closing, I wish to recognize a number of individuals who have made significant contributions to the success of Newport Corporation.

I would like to recognize and thank Bob Deuster who retired from Newport in 2007 after serving as Chairman and Chief Executive Officer for 11 years. Bob's distinguished leadership, vision, business savvy and dedication played a significant role in establishing Newport as the industry leader it is today.

I want to acknowledge the many years of valuable service of two members of our Board of Directors who are retiring this year, R. Jack Aplin and Richard Schmidt. Both have made invaluable contributions to the advancement of the company, and their business expertise, wise counsel and deep concern for the success of Newport Corporation will be missed.

Finally, I want to thank our employees for making Newport the photonics industry leader. At its essence, Newport is a technology company, and technology changes quickly. We are in a constant race with our competitors to produce new ideas that will advance the application of photonics technology and generate new products that meet the rapidly evolving needs of our customers. Sustaining success over many years is highly dependent on the passion and skill of our people. We are proud to have experts on our team with decades of experience in developing leading-edge technologies and in deploying our core competencies for the benefit of our customers.

On behalf of all the talented and dedicated people of Newport Corporation, I thank you for your continued support.

Robert J. Phillippy
President and Chief Executive Officer

SCIENTIFIC RESEARCH, AEROSPACE, DEFENSE AND SECURITY

Newport has more than four decades of experience working closely with the scientific research community to pioneer new applications and technologies. The company offers a wide range of market-leading products and tools to university, corporate and government laboratories and defense agencies and contractors worldwide. Approximately 34% of the company's net sales were to these markets in 2007. The company first gained recognition in the scientific research market for high-performance optical tables designed to isolate laser experiments from vibration, and it remains the world's leader in this market.



Today, Newport supports more than 40,000 scientists, engineers and researchers worldwide with over 15,000 photonics technology products. Major product categories include Spectra-Physics® lasers, Oriel® light sources and spectrometers, optical tables and vibration control devices, photonic instruments, motion control systems, diffraction gratings, optical filters, optical mounts and components. New product development focuses on the fastest-growing research disciplines, such as nanophotonics, biophotonics and material science studies using ultrafast lasers.

For the Aerospace, Defense and Security markets, the company delivers diode laser and optics solutions for targeting, reconnaissance and directed energy applications, as well as a wide range of high-precision products to help develop, assemble, test and calibrate weapons and defense systems such as advanced guidance, sensor and satellite tracking systems.

New Agilis™ and VIZIX™ Optic Mounts
Newport introduced two new members of its industry-leading line of optical mounts in 2007, continuing the company's legacy of delivering innovation and value to its research customers. The Agilis™ series of mounts integrate Newport's new, proprietary, direct-drive piezo motors directly into the mount, providing both ultra-high adjustment performance and convenient remote operation at a price and size comparable to a manual mount. Agilis™ mounts have a faster adjustment speed, better repeatability, and higher sensitivity and stability than competing available technologies.



Agilis mounts also feature Newport's patented clear quadrant design, which allows beams to pass close to the edge of a mounted optic to enable more compact layouts for lasers.

The VIZIX™ family of mounts offer an outstanding combination of performance and value, and are ideal for applications requiring a compact, robust, kinematic design at an economical price. They are well-suited for holding mounted mirrors, prisms or cube beam splitters in a wide variety of applications.

Kits for Laser Applications Deliver Packaged Solutions

The company's Technology and Applications Center is producing kits for leading-edge laser research applications that help scientists design their experiments more quickly and cost effectively. The kits are tested and certified for compatibility with a variety of Spectra-Physics lasers, and allow the user to manage light in a number of applications, including multi-photon microscopy and ultrafast spectroscopy. These new kits demonstrate Newport's strategy of bringing together technologies for customers in a powerful and useful way that directly addresses their specific application needs.



These kits also enable the company to demonstrate to scientists and researchers the performance advantages provided by a system comprised of optimally matched Newport products.

Newport

MICROELECTRONICS

Newport is a world leader in laser and photonics technologies for microelectronics applications, including semiconductor manufacturing. The Microelectronics market made up approximately 31% of the company's sales in 2007.

Newport delivers unique solutions for demanding applications in this market, such as lithography, wafer inspection, film thickness measurements, dicing and scribing, trimming, texturing and memory repair.



With its broad technology and applications expertise, the company helps its microelectronics customers solve critical technical issues while navigating the ever-changing demand and development cycles in this market. As an industry leader in lasers, optics, motion control and vibration technologies, Newport offers customers the convenience and security of a single trusted provider for the components, subassemblies and integrated solutions needed to achieve higher throughput and precision in challenging microelectronics manufacturing applications.

Today, the company is leveraging its expertise in this area into innovative solutions for emerging high-growth applications in solar cell manufacturing.

The growth in worldwide demand for electrical power, coupled with major initiatives to reduce dependence on fossil fuels and growing public sentiment toward green technologies, has created explosive demand for solar power. Newport's expertise in photonics technologies is serving as an important enabler to lower the cost and increase the efficiency of solar cells with more effective laser and optics-based manufacturing techniques. The company's applications experts help customers optimize their processes for scribing, edge isolation, edge deletion, and test of solar cells and panels. Customers can select the right combination of Newport products and subsystems to improve throughput, yields and cell efficiency and increase capacity to meet the rapidly growing demand for solar cells.

Advanced Air-Bearing Motion Control Platform Being Introduced for Photovoltaic Market

Newport has developed a new air-bearing motion control platform for the photovoltaic market that will be introduced in the second quarter of 2008. It is intended primarily for the high-throughput production of thin film photovoltaic cells. The unique design incorporates an air conveyor grid made of ultra-stiff silicon carbide beams that can be scaled up to the industry's largest panel sizes.



This air grid enables the transport and movement of large sheets of coated glass on a small cushion of air at high-speed and with very high precision. The thin film coatings on the glass can then be laser processed with very exacting tolerances and at extremely high speeds.

The unique technologies that Newport has designed into this motion system will lower production costs in the manufacturing of solar cells by dramatically increasing throughput, improving yields and reducing system downtime. In addition, the tighter scribe tolerances possible with this stage may enable even higher cell efficiencies and accelerate adoption of this exciting renewable energy technology.

Innovative Pantera™ Solid-State Laser with Fiber Amplifier Technology

In 2007, Newport's Spectra-Physics Lasers Division unveiled the state-of-the-art, high-power Pantera™ laser, a diode-pumped solid-state laser that leverages fiber amplifier technology to provide high-power picosecond ultraviolet (UV) laser pulses at a very high repetition rate. The Pantera uses an innovative fiber amplifier, powered by rugged, hermetically sealed diodes with high brightness, to provide an unprecedented combination of high UV power and excellent beam quality, longevity and reliability.



This unique combination of features enables the Pantera to perform processes such as cutting, dicing, scribing and patterning with higher precision and less damage to the material, making it ideal for a wide range of applications, particularly the manufacture of solar cells, semiconductors, printed circuit boards and flat panel displays.

Newport.

LIFE AND HEALTH SCIENCES

Newport is a leading supplier of state-of-the-art laser and optical system solutions for a wide range of applications in the Life and Health Sciences market. The company's 2007 net sales to this market grew 9% over 2006, and made up over 18% of its total net sales for the year.

Newport provides enabling technologies to some of the world's largest Life and Health Sciences companies for their innovative bioinstrumentation and therapeutic solutions.



These applications include multi-photon microscopy, optical coherence tomography, flow cytometry, DNA sequencing, proteomics, biosensors and bioimaging, cosmetic surgery and hair removal. Newport's customers use the company's tools and systems to develop instruments and procedures that lead to scientific and medical breakthroughs, from finding new approaches to drug development and testing to introducing new methods of imaging brain tissue in support of combating Alzheimer's and other diseases. As these customers continue to develop advanced diagnostic instruments and therapeutic tools, the company will collaborate with them to help enable their success.

Mai Tai® DeepSee™ Laser Improves Tissue Imaging

Medical researchers use a technique called multi-photon microscopy that uses ultrafast lasers together with specialized microscopes to produce three-dimensional images of tissue samples for diagnostic and treatment applications. While researchers have sought to increase the average power delivered by these lasers to permit imaging deeper into the tissue, these higher power levels can often damage the tissue samples because of the heat generated by the laser pulses.



Newport's Mai Tai DeepSee ultrafast laser is ideal for advanced multi-photon microscopy because its integrated dispersion compensation allows the microscope to generate higher quality images deeper within the tissue than ever before possible without having to increase the laser power level. One of the most flexible and adaptable lasers on the market, the Mai Tai can be used for a variety of applications in addition to microscopy, including spectroscopy, photoluminescence, terahertz imaging, diffuse optical tomography and semiconductor metrology.

Newport.

LIFE AND HEALTH SCIENCES

Fluorescence Filters Provide Spectral Stability
Newport produces a line of patented, high-performance optical filters that provide an ideal solution for molecular biology researchers who are using high-power microscopes to study a wide range of diseases, including cancer and Alzheimer's. For demanding applications such as fluorescence detection, wavelength stability is absolutely critical to ensure dependable results. Newport's Stabilife® optical filters and coatings are unsurpassed in their ability to filter out all but the desired wavelengths of light repeatably and accurately, while resisting damage from handling, extreme irradiation and adverse environmental conditions. Newport's vast experience and patented manufacturing process delivers filters with extremely high performance under any conditions.



Newport

Newport designs and manufactures high-performance photonics solutions for industrial manufacturing applications worldwide. Sales to customers in Industrial and Other markets totaled approximately 17% of 2007 net sales.



The company uses its expertise in multiple core technologies, along with its extensive application knowledge, to create products and services that offer superior uptime, high throughput, small footprints and low cost of ownership. Newport's lasers and components are used in high-finesse industrial manufacturing applications requiring precise pulse widths, superior beam quality, high pulse rates and varied wavelengths of light. These include rapid prototyping, micro-machining, heat-treating, welding, soldering, illumination, printing, and high-precision marking and engraving.

Newport's vertically integrated manufacturing facilities provide the capacity and flexibility to meet customer demands with tight schedules and short response times.

The company's world-class technical teams and expertise in subassembly manufacturing help ensure effective product development, flexible integration and long-term reliability. Newport is committed to partnering with its customers to advance their technology and business processes.

New Products Based On Fiber Laser Technology

In January 2007, Newport formed a Fiber Laser Business Group within its Spectra-Physics Lasers Division to lead its efforts in fiber laser development for industrial applications. Leveraging the company's expertise in diode lasers, fiber combining, high-precision optics and coatings, the group develops and commercializes leading-edge fiber laser technologies. In 2007, Newport introduced a new, highly-scalable fiber laser product platform of 100-watt and 200-watt compact, single-mode modules providing significant advantages in cost, ease of integration and smart features for a wide range of applications.



Many industrial and microelectronics applications that have been served by traditional machine tools or by conventional laser technologies will benefit from the use of Newport's fiber lasers. They offer improved performance, efficiency, power scalability, reliability and beam quality for many applications.

INDUSTRIAL MANUFACTURING

High Brightness Diodes Offer Cost-Effective Light Sources

Newport is a fully-integrated manufacturer of diode lasers, with over 15 years of experience supplying the needs of customers in this market. These compact, high-performance lasers offer users industry-leading operating lifetimes, reliability and robustness. Newport recently demonstrated a diode laser that produced an unprecedented 1 kW of power from a single diode bar. In addition, the company's high-brightness, fiber-coupled mini-bar modules are ideal for the demands of next-generation applications in fiber laser pumps and precision manufacturing.



Newport.

NEWPORT CORPORATE INFORMATION

Corporate Headquarters
Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949-863-3144



Annual Meeting
Stockholders are cordially invited to attend our 2008 Annual Meeting of Stockholders to be held at 9:00 AM PDT, Tuesday, May 20, 2008, at our corporate headquarters.

Investor Relations
We maintain a special investor relations site on our company website at www.newport.com/investors. Through this site, investors may access our news releases, SEC filings and other corporate and financial information, and keep apprised of upcoming company events. In addition, investors may register on this site to receive automatic email notifications regarding our news releases and SEC filings and may submit questions or requests for additional information online.

We also welcome inquiries from our investors and other interested parties by telephone, fax, email or mail. You may contact us at:

Investor Relations
Newport Corporation
P.O. Box 19607
Irvine, California 92623-9607
Telephone: (949) 863-3144
Fax: (949) 224-0587
E-mail: investor@newport.com

Transfer Agent and Registrar
Our common stock is traded on the Nasdaq Global Market under the symbol NEWP. As of December 29, 2007, the company had approximately 950 common stockholders of record.

Questions about stockholder accounts, including transfer of securities, should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800-468-9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank, N.A. Registered mail should be used whenever stock certificates are mailed.

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, California 92612

Product Information
For information about our products and services, you may access our web site at www.newport.com, or call customer service at 800-222-6440.

Newport

NEWPORT CORPORATE INFORMATION

Directors

R. Jack Aplin[2],*
Independent Investor

Robert L. Guyett[1(C), 3]
President and Chief Executive Officer
Crescent Management Enterprises, LLC

Michael T. O'Neill[2(C), 3]
President and Chief Executive Officer
Miragene, Inc.

C. Kumar N. Patel[1]
Professor of Physics and Astronomy
University of California, Los Angeles
Chairman and Chief Executive Officer
Pranalytica, Inc.

Robert J. Phillippy
President and Chief Executive Officer
Newport Corporation

Kenneth F. Potashner[2, 3(C)]
Chairman of the Board
Newport Corporation
Independent Investor

Richard E. Schmidt*
Independent Investor

Peter J. Simone[1]
Venture Capital Consultant

Committees of the Board

[1] Audit

[2] Compensation

[3] Corporate Governance and Nominating
[(C)] Committee Chairman

*Retiring May 2008

Officers

Robert J. Phillippy
President and Chief Executive Officer

Charles F. Cargile
Senior Vice President, Chief Financial Officer and Treasurer

Jeffrey B. Coyne
Senior Vice President, General Counsel and Corporate Secretary

David J. Allen
Vice President and General Manager, Spectra-Physics Lasers Division

Joseph D. Mogilewsky
Vice President, Corporate Operations and Quality

Mark J. Nelson
Vice President, Optical Components Business, Photonics and Precision Technologies Division

Laurence D. Parson
Vice President, Integrated Solutions Business, Photonics and Precision Technologies Division

Gary J. Spiegel
Vice President, Worldwide Sales and Service

Dennis L. Werth
Vice President, Precision Components and Systems Business, Photonics and Precision Technologies Division

END